June 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, D.C. 20549

Attention: Folake Ayoola

Re:	The Glimpse Group, Inc.
Registration Statement on Form S-1, as amended
File No. 333-255049
Initially Filed April 6, 2021

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), The Glimpse Group, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Wednesday, June 30, 2021, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Sichenzia Ross Ference LLP., by calling Darrin Ocasio at 212-930-9700.

Very truly yours,

/s/ Lyron Bentovim
Lyron Bentovim
Chief Executive Officer